Randall E. Gier	Pizza Inn Holdings, Inc.
President & Chief Executive Officer	3551 Plano Parkway
The Colony, TX 75056
www.pizzainn.com

November 14, 2013

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Pizza Inn Holdings, Inc.
Registration Statement on Form S-3
Filed October 4, 2013
File No. 333-191559
Annual Report on Form 10-K for the Fiscal Year ended June 30, 2013
Filed September 26, 2013
File No. 000-12919

Dear Ms. Ransom:

By letter dated November 6, 2013, Pizza Inn Holdings, Inc. (the “Company”) responded to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in your letter dated October 29, 2013. This letter supplements the Company’s initial response.

In connection with our response to the Staff's comments regarding the Form 10-K, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing and our letter dated November 6, 2013, collectively respond sufficiently to the Staff's comments.  If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 469-384-5000.

Very truly yours,

Randall E. Gier, President & Chief Executive Officer